PROSPECTUS FILED PURSUANT TO RULE 424(b)(3) OF THE SECURITIES ACT OF 1933, AS
AMENDED                                            REGISTRATION NO. 333-64011

                                4,169,917 SHARES

              EXCELSIOR-HENDERSON MOTORCYCLE MANUFACTURING COMPANY

                                  COMMON STOCK

                                  ------------

     This Prospectus relates to the public offering, which is not being underwritten, of up to 4,169,917 Shares of common stock, par value $0.01 per share (the "Common Stock" or "Shares"), of Excelsior-Henderson Motorcycle Manufacturing Company ("Excelsior-Henderson" or the "Company"), which may be offered from time to time by certain shareholders of the Company or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Shareholders"). The Company will receive no part of the proceeds of such sales. All of the Shares were originally issued by the Company consisting of (1) up to 689,733 Shares issued or issuable upon the exercise by certain of the Selling Shareholders of warrants (the "Warrants") of the Company, (2) up to 3,480,184 shares of Common Stock to be issued from time to time to Selling Shareholders upon the conversion of the Company's outstanding Series B Convertible Preferred Stock (the "Series B Preferred Stock") and/or Series C Convertible Preferred Stock (the "Series C Preferred Stock" and, together with the Series B Preferred Stock, the "Preferred Stock") at the election of the registered holders of such Preferred Stock, or (3) in accordance with Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), such presently indeterminate number of additional shares as may be issuable as a result of stock splits, stock dividends or other similar transactions including decreases in the conversion price of the Preferred Stock or exercise price of the Warrants and any future antidilution adjustments in accordance with the terms of the Preferred Stock or Warrants. The Shares were issued or will be issued upon conversion of the Preferred Stock and exercise of the Warrants in private placements pursuant to an exemption from the registration requirements of the Securities Act, provided by Section 4(2) thereof. None of the Shares offered pursuant to this Prospectus has been registered prior to the filing of the Registration Statement of which this Prospectus is a part. The Shares are being registered by the Company pursuant to certain registration rights granted to the Selling Shareholders.

     The Selling Shareholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus. It is anticipated, however, that the Shares may be offered by the Selling Shareholders from time to time in one or more transactions (which may involve block transactions) on the Nasdaq National Market or on such other market on which the Common Stock may from time to time be trading, in privately negotiated transactions, through the writing of options on the Shares, short sales or in a combination of such methods of sale at the market price prevailing at the time of sale, a price related to such prevailing market price, at negotiated prices or such other price as the Selling Shareholders determine from time to time.
The Shares may also be sold pursuant to Rule 144 under the Securities Act. The Selling Shareholders may effect such transactions by selling the Shares directly to market makers acting as principals and/or broker/dealers acting as agents for themselves or their customers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Plan of Distribution." The price at which any of the Shares may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. The Company will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. See "Selling Shareholders" and "Plan of Distribution."

     The Company's Common Stock is listed on the Nasdaq National Market under the symbol "BIGX." On September 21, 1998, the last sale price of the Company's Common Stock was $6.75 per share.

                                  ------------

     THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 4 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                  ------------

     The Securities and Exchange Commission (the "Commission") may take the view that, under certain circumstances, the Selling Shareholders and any broker-dealers or agents that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. The Company and the Selling Shareholders have agreed to certain indemnification arrangements. See "Plan of Distribution."

                                  ------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                                  ------------

                 THE DATE OF THIS PROSPECTUS IS OCTOBER 9, 1998

                            AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the
Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. The Common Stock of the Company is listed on the Nasdaq National Market, and such reports, proxy and information statements and other information concerning the Company may be inspected at the offices of Nasdaq Operations, 1735 K Street, NW, Washington, D.C. 20006.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company (File No. 000-22765) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1998;
     (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended April 4, 1998 and July 4, 1998;
     (3) The description of the Company's Common Stock contained in its Registration Statement of Form 8-A filed with the Commission on June 27, 1997; and
     (4) All other reports filed by the Company pursuant to Sections 13(a) or 15(d) of the Exchange Act since January 3, 1998.

     All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus, to the extent required, and to be a part of this Prospectus from the date of filing of such reports and documents.

     Any statement contained in a document incorporated by reference into this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to Investor Relations, Excelsior-Henderson Motorcycle Manufacturing Company, 805 Hanlon Drive, Belle Plaine, MN 56011, or by telephone at (612) 873-7000.

                                  THE COMPANY

     The Company, which was incorporated in Minnesota in 1993, is in the development stage and plans to manufacture, market and sell premium heavyweight cruiser and touring motorcycles with a brand that evokes an authentic American motorcycling heritage and lifestyle. The Company's motorcycle products will feature current technology, but will reflect distinctive designs, styling and names reminiscent of the motorcycles produced in the early part of this century by Excelsior Supply Company under the brand names Excelsior and Henderson. The Company intends to commence mass production of its initial motorcycle, a heavyweight cruiser named the Excelsior-Henderson Super X, in the fourth quarter of 1998. The Company has developed several generations of prototypes of the Super X and recently unveiled its production-intent motorcycle at the Sturgis Motorcycle Rally in Sturgis, South Dakota.

     In 1993, Co-Founders Dan and Dave Hanlon developed a business plan to pursue a market opportunity that they believed existed in the heavyweight motorcycle market. They believed that many purchasers of heavyweight motorcycles wanted an authentic American alternative to the motorcycles produced by Harley-Davidson. After researching the market, they believed that the combination of Excelsior Supply Company's status as one of the original Big Three motorcycle manufacturers, available brand name and rich heritage would serve as an excellent marketing brand and design inspiration for the heavyweight motorcycles they planned to introduce. The Company was founded on the strategy to establish itself within the motorcycle industry by marketing a brand that is based on an authentic American heritage and to manufacture products and accessories that represent a distinct alternative to the products of Harley-Davidson. To achieve such strategy, the Company has been developing its products, securing its trademarks, engaging in marketing activities, hiring its management, engineering, manufacturing and other personnel and raising capital.

     The principal executive offices of the Company are located at 805 Hanlon Drive, Belle Plaine, Minnesota 56011, (612) 873-7000.

                                RISK FACTORS

     THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING THE COMPANY'S EXPECTATIONS, BELIEFS, ESTIMATES, INTENTIONS AND STRATEGIES FOR THE FUTURE. WORDS SUCH AS "ANTICIPATES," "EXPECTS," INTENDS," "PLANS," "BELIEVES," SEEKS," "ESTIMATES," VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS THAT ARE DIFFICULT TO PREDICT; THEREFORE, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR FORECASTED IN ANY SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS, ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. POTENTIAL INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS, AS WELL AS THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE, BEFORE MAKING A DECISION TO INVEST IN THE SHARES OFFERED HEREBY.

DEVELOPMENT STAGE COMPANY; LACK OF SALES; EXPECTATION OF LOSSES. The Company is in the development stage and must be evaluated in light of the uncertainties and complexities present in a development stage company in the business of manufacturing and selling premium heavyweight cruiser and touring motorcycles. The Company has not had sales to date and does not anticipate motorcycle sales until the fourth quarter of 1998. Accordingly, the Company has no meaningful operating history from which to base an evaluation of its current business and prospects. As a result of having no meaningful operating history, the Company's historical financial data is of limited value in evaluating the future prospects of the Company. As of July 4, 1998, the Company had an accumulated deficit of $18.3 million. The Company expects operating losses to increase as its product development, marketing and sales, manufacturing and administrative functions expand prior to and during the initial stage of motorcycle production and sales. There can be no assurance that the Company will generate motorcycle sales or become profitable.

UNCERTAINTY REGARDING THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN. The report of the independent public accountants on the Company's financial statements for the years ended December 31, 1995 and 1996 and January 3, 1998, and cumulative for the period from inception (December 22, 1993) to January 3, 1998 includes an explanatory paragraph relating to the uncertainty of the Company's ability to continue as a going concern. The Company is subject to all of the risks inherent in the establishment of a new business enterprise, including the absence of any material operating history. The Company has sustained losses since inception and may require additional fixed asset and working capital financing prior to commencement of production.
Upon commencement of production, the Company will need to obtain fixed asset
and working capital financing.   However, if any of the anticipated sources
of funds are not available, the Company will have to look to other means of financing. In addition, if the Company's estimates of the amount of financing needed to commence production of the Super X are incorrect due to unanticipated additional costs of equipping the Company's manufacturing facility, unanticipated problems in the development of the Super X for production, increased labor costs, increased costs of motorcycle parts and raw materials, increased marketing and dealer network development expenses, increased rates of consumption of available cash resources, or other unanticipated events, then the Company may need additional equity or debt financing prior to or shortly after commencement of production of the Super
X. Even if the Company is successful in completing the above activities, significant revenues might not be realized. The aforementioned factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue motorcycle development and to operate as a going concern is contingent upon obtaining additional financing that might not be available to it.

DELAY IN SHIPMENT DATE; DIFFICULTY IN MEETING PRODUCT DEMAND. The Company plans to begin shipping the Super X to dealers in the fourth quarter of 1998. Initial motorcycle production is planned to be at reduced levels to ensure that the quality of the manufacturing process meets the criteria of the
Company's quality inspection program.   Production volumes are
planned to increase over time to meet the anticipated demand for the Company's product. The Company's anticipated quarterly production volumes are based on the Company's belief that the manufacturing process will become more efficient and effective over time. In addition, the Company has estimated its future revenues based on anticipated quarterly production volumes and the sales price anticipated to be received and the anticipated demand for the Company's products. The Company believes that it will be able to increase production volumes in a timely and cost-effective manner. However, any delay in the manufacture or shipment of the Company's products or any event which delays or results in fewer than anticipated orders from the Company's dealers may cause net revenue to fall significantly below the Company's expectations and may materially adversely affect the Company's operating results, particularly if the Company is unable to adjust spending quickly enough to compensate for such net revenue shortfall.

MANUFACTURING RISK; NO MANUFACTURING HISTORY. The Company currently has very limited experience in manufacturing motorcycles and is in the process of establishing its commercial scale manufacturing capability. Production of the Super X and any additional motorcycles the Company may produce is dependent upon completing the construction of the Company's paint and finishing facility, acquiring, installing and successfully operating the motorcycle production equipment, starting and maintaining the production line, engaging reliable suppliers to manufacture components for the Company's products and hiring additional engineering and manufacturing personnel. In addition, for the Company to be successful, its products must be manufactured to meet high quality standards in production volumes. Although the Company has produced production-intent models of the Super X, it has never attempted to manufacture motorcycles in large quantities. The transition to mass production in the fourth quarter of 1998 will involve additional risks and uncertainties that may not be apparent at this time and there can be no assurance that the Company will be able to successfully react to unanticipated difficulties.

DEPENDENCE ON SUPPLIERS.   The Company will rely on outside vendors to supply
most of the proprietary and non-proprietary components that will be used to manufacture its motorcycle products. For certain of the components, the Company intends to rely on single sources of supply. Such reliance involves a number of significant risks, including the unavailability of or interruptions in delivery of such components, manufacturing delays caused by such unavailability or interruptions and fluctuations in the quality and price of such components. Although the Company believes it is establishing good working relationships with its suppliers, the Company does not have long-term arrangements with many these parties, and therefore, cannot be assured that products will be delivered on a timely basis or on terms favorable to the Company in the future. In addition, any disruption in its vendor relationships could result in temporary supply delays. Any significant adverse variation in the quantity, quality or cost of such components manufactured by outside vendors, especially single-source vendors, could materially and adversely affect the Company's results of operations. Some of the Company's suppliers are located outside of the U.S., including Asia and, therefore, the Company is subject to certain risks associated with dealing with foreign suppliers, including currency exchange fluctuations affecting the value of goods purchased, trade restrictions, changes in tariff and freight rates and difficulty of enforcing supply arrangements.

FINANCING RISK; POSSIBLE NEED FOR ADDITIONAL FINANCING. The Company is currently using its cash resources to fund research and development costs (including pre-production manufacturing and completion of the engineering and testing of the Super X); sales and marketing costs (including increased marketing activity prior to the commercial introduction of the Super X and dealer network development); capital additions (including completing and equipping the paint and finishing facility, acquiring tooling and equipment); and general and administrative costs. Based upon its current estimates, the Company believes that its available cash resources, including the proceeds from the initial public offering of its Common Stock, the private placement of the Preferred Stock, the equipment financing from the Minnesota Department of Trade and Economic Development and the Taxable Industrial Development Revenue Bond financing purchased by FINOVA Public Finance, Inc., will be sufficient to fund the Company's pre-production operations. However, the Company may require additional working capital financing prior to commencement of production.

     Upon commencement of production, the Company will need to obtain substantial additional amounts of fixed asset and working capital financing. If sufficient fixed asset and working capital financing is not available, the Company will have to look to other means of financing. In addition, if the Company's estimates of the amount of financing needed to commence production of the Super X are incorrect due to unanticipated additional costs of equipping the Company's manufacturing facility, unanticipated problems in the development of the Super X for production, increased labor costs, increased costs of motorcycle parts and raw materials, increased marketing and dealer network development expenses, increased rates of consumption of available cash resources, unanticipated delays in drawing funds held in escrow from the Minnesota Department of Trade and Economic Development or FINOVA financings, the unavailability of inventory and working capital financing, or other unanticipated events, then the Company may need additional equity or debt financing prior to or shortly after commencement of production of the Super X. The availability and terms of any such fixed asset and working capital financing will depend on a number of credit market factors, including interest rates, liquidity and lending regulations, as well as the business prospects and financial condition of the Company. There can be no assurance that the Company will be able to obtain such financing or that such financing, if obtained, will be on terms favorable to the Company.

SIGNIFICANT FLUCTUATIONS IN QUARTERLY RESULTS. As a result of having no meaningful operating history, the Company's historical financial data is of limited value in predicting future operating results. The Company's projected expense levels are based in part on its expectations concerning dealer orders and future revenues and, to some degree, are fixed. The Company may therefore be unable to adjust expenditures in a timely manner to adjust for any shortfalls in anticipated revenues. Accordingly, if revenue levels fall below expectations, operating results are likely to be disproportionately adversely affected. In addition, the Company's quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company's control.
These factors include the amount and timing of orders from the Company's dealer network, the amount and timing of expenditures for key components and parts, pricing changes in the Company's products, manufacturing delays, the availability of key components and parts necessary for manufacturing the Super X and general economic conditions. Due to one or more of these factors, the Company's quarterly and annual revenues, expenses and results of operations are likely to vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance. Actual or potential fluctuations in operating results may result in volatility in the price of the Common Stock.

MARKET ACCEPTANCE; LIMITED MARKETING EXPERIENCE. The Company's success depends upon market acceptance of its brand of products. As is typical for a development stage company introducing a new product, demand and market acceptance for a recently introduced product is subject to a high level of uncertainty and risk. Because the market for the Super X is new and evolving, it is difficult to predict the size and future growth rate, if any, of the market. There can be no assurance that the market for the Super X will develop or that demand for the Super X will emerge or become economically sustainable. Market acceptance depends upon the ability of the Company to establish its intended brand image and a reputation for high quality and to differentiate its brand of products from its competitors. In order to successfully market the Super X, the Company will be required to develop and expand its marketing capability, either on its own or in conjunction with others. There can be no assurance that the Company's products will be perceived as being of high quality and differentiated from such other products, or that the Company will be successful in establishing its intended brand image.

COMPETITION. The Company will operate in a highly competitive environment and compete against established motorcycle manufacturers such as Harley-Davidson, BMW, Ducati, Honda, Kawasaki, Moto-Guzzi, Suzuki, Triumph and Yamaha. The Company's competitors have greater financial, marketing and manufacturing experience and resources than the Company. These competitors may also have significant competitive advantages through other lines of business and existing business relationships. Harley-Davidson, which is anticipated to be the Company's primary competitor in the U.S. market, has stated in its public reports that it had a 49% share of the U.S. market for new heavyweight motorcycle registrations in 1997 and that it planned to double its 1995 production capacity by the year 2003. The Company also expects that other manufacturers will attempt to enter the industry, including Polaris Industries Inc., a manufacturer of snowmobiles, personal watercraft and all-terrain vehicles, which began manufacturing a cruiser motorcycle in July 1998. Also, the Company is aware of several attempts to revive the "Indian" motorcycle. Finally, a number of small companies build motorcycles from non-proprietary parts. No assurance can be given that the Company will be able to compete effectively against its current or future competitors or that competition will not have a material adverse effect on the Company's business, financial condition or results of operations.

DISTRIBUTION NETWORK; ABILITY TO SUPPORT DEALERS. The Company expects to derive substantially all of its revenue from sales through independent dealers and distributors. As of July 4, 1998, the Company has executed agreements with 81 dealers. However, the Company does not yet know how successful these dealers will be in selling the Super X. Furthermore, the Company will be required to support its dealers through, among other things, making floor plan financing available through third parties, providing continuing education about the Company's brand of products, supplying parts and accessories and training repair personnel. The Company does not have any history or experience in establishing or maintaining such dealer support and there can be no assurance that the Company will be able to successfully support its dealer network. If the Company is unable to provide such support, the Company may lose dealers and, consequently, distribution of its products would be adversely affected. In addition, many distributors may offer competitive products manufactured by third parties.

There can be no assurance that distributors will give priority to the marketing of the Company's products as compared to competitors' products. Finally, the Company will need to attract additional or replacement dealers to sell its brand of products. There can be no assurance that the Company will be able to convince a sufficient number of additional or replacement dealers that the Company's products will be a successful and profitable line, or that such additional or replacement dealers will be successful in selling the Company's products. Any reduction or delay in sales of the Company's products by its dealers would have a material adverse effect on the Company's business, operating results or financial condition.

DISCRETIONARY PRODUCT. Purchases of motorcycles, such as the premium heavyweight motorcycles that the Company plans to produce, are discretionary for consumers. The success of the Company will therefore be influenced by a number of economic factors affecting discretionary consumer income, such as employment levels, business conditions, interest rates and taxation rates, which are beyond the Company's control. Adverse economic changes affecting these factors may restrict consumer spending and thereby adversely affect the Company's growth and profitability.

RISK OF PRODUCT CONCENTRATION FROM A SINGLE PRODUCT. Until the Company develops and commences the manufacturing of other motorcycle products, the Company's success will depend significantly on the success of a single product, the Super X. Accordingly, the Company expects to derive substantially all of its revenues from the sale of the Super X and expects that revenues from this product will continue to account for substantially all of its revenues for the foreseeable future. Broad market acceptance of the Super X is therefore critical to the Company's future success. Market acceptance depends on the ability of the Company to establish its intended brand image and a reputation for high quality and to differentiate its brand of products from its competitors. If the Super X is not accepted by its intended market because of these or other factors, the future operations of the Company would be materially adversely affected. If the market for premium heavyweight motorcycles were to decline, the Company's business could be adversely affected.

RISK OF DEFECTS; PRODUCT LIABILITY RISK. The Company's products may encounter unanticipated defects which could give rise to recalls of the Company's products. A product recall could delay or even halt production until the Company is able to address the basis for any such defects. Recalls may also have a materially negative effect on the brand image and public perception of the Super X and any other products developed by the Company and thereby materially adversely effect future sales. Such recalls or other defects would be costly to the Company and could require substantial expenditures to address. Unanticipated defects could also result in litigation against the Company. Given the nature of the Company's products, the Company expects that it will be subject to potential product liability claims that could, in the absence of sufficient insurance coverage, have a material adverse impact on the Company. Although the Company intends to obtain adequate insurance coverage prior to commencing mass production, there can be no assurance that the Company will be able to secure or maintain adequate liability insurance to cover all product liability claims. As a new market entrant, any large product liability suits occurring early in the Company's operations may significantly adversely affect the Company's ability to market its motorcycle products.

DEPENDENCE UPON KEY PERSONNEL; MANAGEMENT OF GROWTH. The success of the Company is materially dependent upon the services and efforts of its Co-Founders, Daniel and David Hanlon, and other members of its executive management team. In addition, as a development stage company, the Company has had in the past and expects in the future to have management turnover as the Company develops its management team. The unavailability or loss of the services of any member of the management team could adversely affect the Company's success. Moreover, the Company is still in the process of filling key management roles. Although the Company does maintain life insurance on its Co-Founders and certain members of its executive management team and has entered into confidentiality and non-solicitation agreements with such persons, the Company does not have any employment or non-competition agreements with any members of its executive management team. As the Company begins mass production of the Super X, there will be increasing demands on the Company's management, operational and financial resources. Successful management of growth will require the Company to constantly improve its management abilities and production processes and there can be no assurance that the Company will be able to manage the anticipated level of growth effectively. In addition, mass production of the Super X will depend on the ability of the Company to hire additional qualified personnel and the ability of the Company's management to integrate such persons into the Company. Competition is intense for highly skilled workers, and there can be no assurance that the Company will be successful in attracting, training and retaining such personnel.

POTENTIAL EXPOSURE TO ENVIRONMENTAL LIABILITIES.   The Company's business
operations and facilities are subject to a number of federal, state and local environmental laws and regulations. Although management believes that the Company's operations and facilities are in material compliance with such laws and regulations, the risk of environmental liabilities cannot be completely eliminated and there can be no assurance that future changes in such laws, regulations or interpretations thereof or the nature of the Company's operations will not require the Company to make significant additional capital expenditures to ensure compliance in the future. Public awareness of environmental issues has increased the impact of such laws on the conduct of manufacturing operations and ownership of property. Any failure by the Company to comply with present or future environmental laws could result in cessation of portions or all of the Company's operations, impositions of fines, restrictions on the Company's ability to expand or modify its current operations or facilities, limitations on the Company's ability to carry on its operations, significant expenditures by the Company to comply with environmental laws and regulations, and/or liabilities in excess of the resources of the Company. The Company's operations, business or assets could be materially adversely affected in the event such environmental laws or regulations require the Company to modify current facilities substantially or otherwise limit the Company's ability to conduct its operations. The Company does not maintain environmental liability insurance, and if the Company were required to pay the expenses related to any environmental liabilities, such expenses could have a material adverse effect on the Company.

TRADEMARK STATUS. The Company believes that it has the exclusive right to use the trademarks "Excelsior-Henderson," "Super X" and "X-twin," among others, and certain related word and design trademarks in the United States and in certain foreign countries in connection with the manufacture or sale of motorcycles. Given the Company's actual and intended use of these trademarks to enhance the Company's brand name and marketing appeal of its motorcycles, a successful challenge to its use of certain of these trademarks in connection with motorcycles and ancillary products would adversely affect the Company's business. Although the Company intends to vigorously defend its intellectual property rights, if necessary, such litigation could be costly and consume resources of the Company, which could adversely affect operating results.

REGULATORY APPROVAL RISKS. The Company will be required to obtain approvals and make certifications regarding compliance with federal, state and local regulations regarding the noise, emissions and safety characteristics of its motorcycles. In addition, the Company's manufacturing facility will be required to comply with environmental and safety standards. The potential delays and costs that could result from obtaining such regulatory approvals and complying with, or failing to comply with, such regulations could result in delays in motorcycle production and adversely affect operating results.

CONTROL BY CO-FOUNDERS AND EXISTING MANAGEMENT.   Co-Founders Daniel Hanlon
and David Hanlon together beneficially own 3,259,998 shares of Common Stock of the Company. In addition, the directors and other executive officers of the Company own an additional 389,246 shares of Common Stock (including options which vest within 60 days of the date of this Prospectus). The Co-Founders and other directors and executive officers will in the aggregate control 27.68% of the voting power of the Company (assuming the exercise of options). As a result, such persons will be able to greatly influence the outcome of shareholder votes, including votes concerning the election of directors and changes in control.

VOLATILITY OF STOCK PRICE; POTENTIAL REDEMPTION OBLIGATION OF PREFERRED STOCK. The stock market has from time to time experienced significant price and volume fluctuations. The market prices for development stage companies (including the Company) have historically been highly volatile, and the market has from time to time experienced significant price and volume limitations that are unrelated to the operating performance of particular companies. The Company believes that factors such as announcements of developments related to the Company's business, including changes in market analyst estimates and recommendations for the Company's Common Stock, changes in government regulation, and the general state of the economy could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. The potential volatility of the Company's Common Stock could also have an effect on the potential risk of redemption of the Preferred Stock in certain circumstances. The holders of Preferred Stock have certain rights of redemption including a right to redemption of all outstanding shares of Preferred Stock in the event the Company cannot issue the full number of shares of Common Stock issuable upon conversion of the Preferred Stock. The shares of the Series B Preferred Stock and Series C Preferred Stock are convertible into shares of Common Stock of the Company based on the then applicable conversion price (the "Conversion Price"). Prior to September 3, 1999, the Conversion Price for the Series B Preferred Stock shall equal $7.47087. Thereafter, the Conversion Price shall equal the lesser of (i) $7.47087 or (ii) the lowest volume weighted average price of the Company's Common Stock during any five (5) consecutive business days during the twenty
(20) consecutive business day period ending on the day prior to the conversion day; provided that if the market price of the Company's Common Stock is less than $5.00 per share on the date of conversion, then the Conversion Price of the Series B Preferred

Stock shall equal 105% of such market price. Notwithstanding the foregoing and absent shareholder approval or pursuant to the grant of an exemption by the Nasdaq Stock Market under its rules and regulations from the requirement to obtain shareholder approval for certain share issuances in excess of 20% of the outstanding capital stock ("Approval or Exemption"), the Company is not obligated to issue more shares of Common Stock upon conversion in excess of the Maximum Share Amount. The "Maximum Share Amount" shall be calculated on September 3, 1999 and shall mean the lesser of (i) 2,600,000 shares of Common Stock, or (ii) the quotient resulting from (a) $13,000,000 less the aggregate face amount of all shares of Series B and Series C Preferred Stock, if any, which have converted into shares of Common Stock on or prior to September 3, 1999 divided by (b) $5.00. Until such time as the Company obtains Approval or Exemption, the Company would not be required to issue shares of Common Stock in excess of the Maximum Share Amount pursuant to requests for conversion of the Series B Preferred Stock and Series C Preferred Stock, but in such event, would become subject to an obligation to redeem all outstanding shares of Preferred Stock, and the amount of such obligation could become material as a result of a decline in the Company's Common Stock. See "Description of Capital Stock" for a description of the redemption rights of the holders of Preferred Stock.

SHARES ELIGIBLE FOR FUTURE SALE; DILUTION. Substantially all of the Company's shares are eligible for sale in the public market. The issuance of Common Stock upon conversion of the Preferred Stock and upon exercise of the Warrants, as well as future sales of such Common Stock or of shares of Common Stock by existing shareholders, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. The Common Stock issuable upon conversion of the Preferred Stock and upon exercise of the Warrants are being registered hereunder. All or substantially all of these shares will be freely transferable without restriction under the Securities Act, unless held by an "affiliate" (as defined in Rule 144 under the Securities Act) of the Company. Conversion of the Preferred Stock and exercise of the Warrants for shares of Common Stock could adversely affect the market price of the Common Stock. In addition, shareholders could experience substantial dilution upon conversion of the Preferred Stock into Common Stock as a result of either (i) a decline in the market price of the Company's Common Stock immediately prior to conversion as a consequence of the floating rate conversion price in effect after September 3, 1999, or (ii) an event triggering the antidilution rights of any outstanding shares of Preferred Stock which would require an adjustment to the conversion price thereby increasing the number of shares of Common Stock issuable upon conversion of the Preferred Stock. See "Description of Capital Stock." No predictions can be made as to the effect, if any, that market sales of such shares or the availability of such shares for future sale will have on the market price of shares of Common Stock prevailing from time to time.

CO-CHIEF EXECUTIVE OFFICERS. The Company's Co-Founders also serve as the Co-Chief Executive Officers and Co-Chairmen of the Board of the Company. In the event of a deadlock in decision making between the Co-Founders that could materially impact the Company's operations, the Company's Board of Directors would resolve the issue by a majority vote.

NO DIVIDENDS. The Company does not anticipate generating cash flows from operations in the near future. If such cash flows from operations do occur, the Company presently intends to use those cash flows to finance further growth of the Company's business. Accordingly, investors should not purchase the shares with a view towards receipt of dividends.

ANTI-TAKEOVER CONSIDERATIONS. As a Minnesota corporation, the Company is subject to certain anti-takeover provisions of the Minnesota Business Corporation Act (the "MBCA"). Certain provisions of the MBCA could have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the then prevailing market price of the Common Stock, and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. See "Description of Capital Stock--Anti-Takeover Provisions of the Minnesota Business Corporation Act; Restated Articles of Incorporation."

LIMITATION OF LIABILITY OF DIRECTORS TO SHAREHOLDERS. The Company has included in its Bylaws a provision to indemnify its directors and officers and advance litigation expenses to the fullest extent permitted or required by Minnesota law, including circumstances in which indemnification is otherwise discretionary. Such indemnification may be available for liabilities arising in connection with this offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to such indemnification provisions, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. The Company has adopted in its Articles of Incorporation a provision that limits the personal liability of a director for breach of the director's fiduciary duty, except under certain circumstances involving any breach of the director's duty of loyalty to the Company or its shareholders, acts or omissions not made in good faith or that involve intentional misconduct or a knowing violation of law, any unlawful acts under Sections 302A.599 or 80A.23 of the Minnesota Statutes, or any transaction from which a director derives an improper personal benefit.

IMPACT OF THE YEAR 2000 ON COMPUTER SYSTEMS. The Company uses and is installing a number of computer software programs and operating systems, including applications for its internal electronic communications network and for various administrative and billing functions. The Company has assessed the scope of the Company's risks related to problems these computer systems may have related to the year 2000 and believes such risks are not significant. In addition, the Company is in the process of inquiring of its vendors and business partners about their progress in identifying and addressing problems related to the year 2000. However, no assurance can be given that all of these third party systems will be year 2000 compliant.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares. All proceeds from the sale of the Shares will be for the account of the Selling Shareholders, as described below. See "Selling Shareholders" and "Plan of Distribution" described below.

                              SELLING SHAREHOLDERS

     The following table sets forth as of the date of this Prospectus, the name of each of the Selling Shareholders, the number of shares of Common Stock that each such Selling Shareholder beneficially owns as of September 21, 1998, the number of shares of Common Stock beneficially owned by each Selling Shareholder that may be offered for sale from time to time by this Prospectus, and the number of shares and percentage of Common Stock to be held by each such Selling Shareholder assuming the sale of all the Common Stock offered hereby.

     The Company has agreed to initially register 4,169,917 Shares for resale by the Selling Shareholders holding Preferred Stock and Warrants. The number of Shares shown in the following table as being offered by the Selling Shareholders holding Preferred Stock does not include such presently indeterminate number of additional shares of Common Stock as may be issuable upon conversion of the Preferred Stock and exercise of the Warrants pursuant to stock splits, stock dividends or other similar transactions including certain antidilution provisions and the floating rate conversion price, which shares of Common Stock are, in accordance with Rule 416 under the Securities Act, included in the Registration Statement on Form S-3 of which this Prospectus forms a part.

     The Shares being offered by the Selling Shareholders were or will be issued by from the Company (i) upon conversion of the Series B Preferred Stock and/or Series C Preferred Stock acquired from the Company in a private placement transaction pursuant to the Securities Purchase Agreement dated September 3, 1998 (the "Securities Purchase Agreement"), or (ii) upon exercise of the Warrants. For a description of such securities, see "Description of Capital Stock."

     Each Selling Shareholder that purchased the Preferred Stock pursuant to the Securities Purchase Agreement represented to the Company that it would acquire the Shares with no present intention of distributing any such Shares except sales registered or exempted from registration under the Securities Act. Pursuant to its obligation under the Securities Purchase Agreement, the Company filed with the Commission, under the Securities Act, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares and has agreed to use its best efforts to keep such Registration Statement effective until the earlier of (i) the date all holders may sell all of the shares of Common Stock issued or issuable with respect to the Preferred Stock (including the Shares) immediately without compliance with the registration requirements of the Securities Act and without restriction (including without limitation as to volume by each Selling Shareholder) as to the number of shares to be sold pursuant to Rule 144, or (ii) the date all of the shares of Common Stock issued or issuable with respect to the Preferred Stock or Warrants (the "Registrable Securities") have been sold and no additional Registrable Securities may be issued in the future.

     Except as indicated, none of the Selling Shareholders has held any position or office or had a material relationship with the Company or any of its affiliates within the past three years other than as a result of the ownership of the Company's Common Stock. The Company may amend or supplement this Prospectus from time to time to update the disclosure set forth herein.

                                                                                          SHARES OF COMMON STOCK
                                              SHARES                                     BENEFICIALLY OWNED AFTER
                                            BENEFICIALLY          SHARES                      OFFERING(2)(4)
                                           OWNED PRIOR TO          BEING                 ------------------------
    SELLING SHAREHOLDER                      OFFERING(2)        OFFERED (4)               NUMBER        PERCENT
----------------------------------------   --------------       ----------               ----------    ----------
RGC International Investors,
     LDC(1)(3)(5). . . . . . . . . . . .     3,805,184          3,805,184                   --             --
Shoreline Pacific Equity,
     Ltd.(5) . . . . . . . . . . . . . .        93,600             93,600                   --             --
Steven M. Lamar(5) . . . . . . . . . . .        11,700             11,700                   --             --
Ernest M. Krauss(5). . . . . . . . . . .        11,700             11,700                   --             --
John G. Kinnard & Company. . . . . . . .       247,733            247,733                   --             --
                                             ---------          ---------
    Total. . . . . . . . . . . . . . . .     4,169,917          4,169,917
                                             ---------          ---------
                                             ---------          ---------

--------------------

(1) The number of Shares shown as beneficially owned prior to the offering by the Selling Shareholders holding Series B Preferred Stock and/or Series C Preferred Stock and Warrants represents an estimate of the number of shares of Common Stock to be offered by the Selling Shareholder. The actual number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock and Series C Preferred Stock and exercise of the Warrants is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by the Company at this time, including, among other factors, the future market price of the Common Stock. The number of Shares set forth in the table as issuable to this Selling Shareholder represent 200% of the shares issuable to such Selling Shareholder assuming conversion, as of September 3, 1998, of all shares of Series B Preferred Stock and Series C Preferred Stock calculated using an initial assumed conversion price of $7.47087 (which is 110% of the average closing bid price for the three trading days ending September 2, 1998). The actual number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock, subject to certain limitations, is based on a conversion price (the "Conversion Price") prior to September 3, 1999 of 110% of the Closing Price (as defined pursuant to the provisions of the Series B Preferred Stock), which is $6.79170, and, after September 3, 1999 the lower of (i) 110% of the Closing Price and (ii) the volume weighted average of the five (5) lowest closing bid prices during the twenty (20) consecutive trading days immediately prior to conversion (the "Market Price"); provided that, after September 3, 1999, if the Market Price is less than $5.00 per share, the Conversion Price shall equal 105% of the Market Price. Such number of shares issuable upon conversion of the Series C Preferred Stock may be less than or greater than the number of shares shown as beneficially owned by the Selling Shareholders or otherwise covered by this Prospectus. The terms of the Series C Preferred Stock are described below in footnote 3. The number of Shares shown as beneficially owned also includes 415,000 shares of Common Stock issued or issuable upon exercise of Warrants.

(2)  Based upon 13,068,454 shares of Common Stock outstanding as of September
     3, 1998. Except as otherwise noted herein, the number and percentage of shares beneficially owned is determined in accordance with Rule l3d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this Prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. Pursuant to the terms of the Series B Preferred Stock and Series C Preferred Stock and the Warrants, the shares of Series B Preferred Stock and Series C Preferred Stock are convertible and the Warrants are exercisable by any holder only to the extent that the number of shares of Common Stock thereby issuable, together with the number of shares of Common Stock owned by such holder and its affiliates (but not including shares of Common Stock underlying unconverted shares of Series B Preferred Stock or Series C Preferred Stock or unexercised portions of the Warrants) would not exceed 4.9% of the then outstanding Common Stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of Common Stock set forth in the table for this Selling Shareholder exceeds the number of shares of Common Stock that this Selling Shareholder could own beneficially at any given time through their ownership of the Series B Preferred Stock, Series C Preferred Stock and the Warrants. In that regard, beneficial ownership of this Selling Shareholder set forth in the table is not determined in accordance with Rule 13d-3 under the Exchange Act.

(3)  The holders of shares of Series B Preferred Stock agreed to purchase
     Series C Preferred Stock in a second closing following the issuance of the Series B Preferred Stock (the "Second Closing Date") pursuant to the Securities Purchase Agreement, subject to certain closing conditions, including that during any fifteen (15) consecutive trading day period ending not more than four (4) business days prior to June 3, 1999, the average closing bid price is greater than or equal to $8.00 per share. The Series C Preferred Stock has substantially the same terms as the Series B Preferred Stock except that (i) the Closing Price (as defined pursuant to the provisions of the Series C Preferred Stock) shall be based on the average closing bid price for the three trading days immediately preceding the Second Closing Date, and (ii) the number of shares issuable upon conversion of the Series C Preferred Stock is based on the different Closing Prices of each such series of Preferred Stock.

(4)  Assumes the sale of all Shares offered hereby.

(5) Shares offered pursuant to this registration statement consist of shares of Excelsior-Henderson Common Stock issued or issuable upon exercise of outstanding Warrants.

                              PLAN OF DISTRIBUTION

     The Shares covered by this Prospectus may be offered and sold from time to time by the Selling Shareholders. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Shareholders may sell the Shares being offered hereby on the Nasdaq National Market or on such other market on which the Common Stock may from time to time be trading, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. The Shares may be sold by one or more of the following means of distribution or any combination thereof:
(a) a block trade in which the broker-dealer so engaged will attempt to sell Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the Shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Company's Common Stock in the course of hedging the positions they assume with Selling Shareholders. The Selling Shareholders may also sell the Company's Common Stock short and redeliver the shares to close out such short positions. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of Shares offered hereby, which Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Shareholders may also pledge Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Selling Shareholders may also sell the Shares directly to market makers acting as principals and/or broker/dealers acting as agents for themselves or their customers. Such broker/dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of Shares for whom such broker/dealers may act as agents or to whom they sell as principal or both (which compensation as to a particular broker/dealer might be in excess of customary commissions). Market makers and block purchasers purchasing the Shares will do so for their own account and at their own risk. It is possible that a Selling Shareholder will attempt to sell shares of Common Stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any of the Shares offered hereby will be issued to, or sold by, the Selling Shareholders. The Selling Shareholders and any brokers dealers or agents, upon effecting the sale of any of the Shares offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder.

     The Selling Shareholders, alternatively, may sell all or any part of the Shares offered hereby through an underwriter. No Selling Shareholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a Selling Shareholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this Prospectus.

     In order to comply with the securities laws of certain states, if applicable, the Shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and there has been compliance thereof.

     The Company has advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Shareholders and their affiliates. In addition, the Company will make copies of this Prospectus available to the Selling Shareholders and has informed them of the need for delivery of copies of this Prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of Shares is made, if required, a Prospectus Supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     The sale of Shares by the Selling Shareholders is subject to compliance by the Selling Shareholders with certain contractual restrictions with the Company. There can be no assurance that the Selling Shareholders will sell all or any of the Shares.

     The Company has agreed to indemnify the Selling Shareholders and any person controlling a Selling Shareholder against certain liabilities, including liabilities under the Securities Act. The Selling Shareholders have agreed to indemnify the Company and certain related persons against certain liabilities, including liabilities under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), authorize the issuance of up to 32,000,000 shares of capital stock. The shares are classified into two classes, consisting of 25,000,000 shares of Common Stock, $.01 par value, and 7,000,000 shares of preferred stock, $.01 par value.

     The Board of Directors is authorized to establish one or more series of preferred stock by resolution, set forth the designation of each such series and fix the relative rights and preferences of each such series, including but not limited to fixing the relative voting rights, if any, of each such series of preferred stock to the full extent permitted by law.

COMMON STOCK

     As of September 3, 1998, there were 13,068,454 shares of Common Stock issued and outstanding and held by approximately 14,000 shareholders.
Holders of Common Stock are entitled to one vote per share for the election of directors and on all matters submitted to a vote of shareholders, and there are no cumulative voting rights for the election of directors. Holders of Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are not entitled to preemptive rights. In the event of the liquidation, dissolution or winding up of the Company, the holder of each share of Common Stock is entitled to share equally in any balance of the Company's assets available for distribution to shareholders after the holders of Preferred Stock (described herein) have received the full distribution to which such holders are entitled. Outstanding shares of Common Stock are not subject to any further call or assessment.

PREFERRED STOCK

     Pursuant to the Company's Articles of Incorporation, the Board of Directors has the authority, without further action by the shareholders, to issue undesignated shares of preferred stock in one or more classes or series and to fix the designations and the voting, powers, preferences, and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, including dividend rights, redemption and liquidation preferences, purchase, retirement or sinking fund for the purchase, retirement or redemption of such shares, conversion rights, voting rights, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Thus, preferred stock could be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue any additional shares of preferred stock except as otherwise provided herein.

     The Company is authorized to issue 7,000,000 shares of undesignated preferred stock, of which (i) 654,000 shares have been designated as Series A Preferred Stock, none of which is outstanding, and (ii) 10,000 shares have been designated as Series B Preferred Stock, all of which is issued and outstanding. The Board has also approved the creation of 3,000 shares of Series C Preferred Stock with terms substantially similar to the Series B Preferred Stock. See " -- Series C Preferred Stock" for a description of the terms of the Series C Preferred Stock. The Series B Preferred Stock ranks pari passu with the Series C Preferred Stock and ranks prior to all other capital stock of the Company. Except as otherwise required by law, the Series B Preferred Stock and Series C Preferred Stock are non-voting. The holders of Series B Preferred Stock are entitled to receive dividends paid on the Common Stock, with such dividends to be calculated as if the Series B Preferred Stock had been converted to Common Stock at the then applicable conversion price on the date of declaration of such dividend.

     SERIES B PREFERRED STOCK. The shares of Series B Preferred Stock, par value of $0.01 per share, are convertible at the option of the holders into shares of Common Stock of the Company based on the then applicable conversion price (the "Series B Conversion Price"). Prior to September 3, 1999, the Series B Conversion Price shall equal $7.47087. Thereafter, the Series B Conversion Price shall equal the lesser of (i) $7.47087 or (ii) the lowest volume weighted average price of the Company's Common Stock during any five
(5) consecutive business days during the twenty (20) consecutive business day period ending on the day prior to the conversion date (the "Market Price"); provided that if the Market Price of the

Company's Common Stock is less than $5.00 per share on the date of conversion, then the Series B Conversion Price shall equal 105% of such Market Price. Notwithstanding the foregoing, the holders are not permitted to convert an amount of Series B Preferred Stock which would result in such holder having beneficial ownership of greater than 4.99% of the then outstanding shares of the Company's Common Stock.

     The Company has a mandatory conversion right with respect to the Series B Preferred Stock, subject to certain limitations, such that on any date that the average closing bid price of the Company's Common Stock during the ten
(10) consecutive business day period ending on the business day immediately preceding such date of determination is equal to or greater than $13.5834, the Company may give notice to convert all, but not less than all, of the Series B Preferred Stock on the date which is no earlier than twenty (20) business days and no later than twenty-five (25) business days following the date of such notice (the "Mandatory Conversion Date"). Notwithstanding the foregoing, no mandatory conversion shall be required if on the business day immediately preceding the Mandatory Conversion Date, the closing bid price of the Company's Common Stock is less than $11.8855. After September 3, 1999, so long as (i) for at least thirty (30) business days prior to the date of any Cash Conversion (as such term is defined below) all of the shares of the Common Stock issuable upon conversion of the Series B Preferred Stock and all outstanding shares of Series C Preferred Stock are then (a) authorized and reserved for issuance, (b) registered for resale and (c) eligible to be traded on the Nasdaq Stock Market or a national exchange (collectively, the "Liquidity Conditions") and (ii) there is not then a continuing Redemption Event (as such term is defined below), then the Company may elect to convert the Series B Preferred Stock for cash (a "Cash Conversion") in lieu of conversion into Common Stock for a Cash Conversion price based on the average closing bid price for the Company's Common Stock for the five (5) consecutive business days prior to such conversion date. In addition, if (i) for at least thirty (30) consecutive business days the Company is in compliance with the Liquidity Conditions and there is not a continuing Redemption Event or Shareholder Approval Trigger Date (as such term is defined below) (unless a Share Limit Waiver has occurred), (ii) the Company has completed an underwritten public offering with aggregate gross proceeds of at least $20 million, and (iii) on the date following the Anniversary Date that the average closing bid price of the Company's Common Stock over the immediately preceding ten trading days is less that $5 per share, the Company may elect to redeem for cash all, but not less than all, of the outstanding shares of Series B Preferred Stock at 120% of the face amount of such shares plus any other amounts payable thereon.

     Notwithstanding the foregoing, Series B Preferred Stock shall not be convertible into an aggregate number of shares in excess of the Maximum Share Amount (as such term is defined below) unless (i) the Company, at its sole option, notifies the holders that the Company will continue to honor such conversions and (ii) the Company obtains shareholder approval, as required by Nasdaq for issuances of Common Stock upon conversion of the Series B Preferred Stock in excess of the Maximum Share Amount or is granted an exemption by the Nasdaq Stock Market under its rules and regulations from such requirement to obtain shareholder approval (the "Share Limit Waiver"). The "Maximum Share Amount" shall be calculated on September 3, 1999 (the "Anniversary Date") and shall mean the lesser of (i) 2,600,000 shares of Common Stock, or (ii) the quotient resulting from (a) $13,000,000 less the aggregate face amount of all shares of Series B Preferred Stock and Series C Preferred Stock, if any, which have converted into shares of Common Stock on or prior to the Anniversary Date, divided by (b) $5.00. The Maximum Share Amount shall be allocated among the Series B Preferred Stock and the Series C Preferred Stock. Following any Shareholder Approval Trigger Date (as such term is defined below), the Company is required to seek shareholder approval of the issuance of shares of Common Stock upon (i) conversion of the Series C Preferred Stock, (ii) exercise of Warrants issued in connection with the Series B Preferred Stock, and (iii) the conversion of Series C Preferred Stock and the exercise of any Warrants issued therewith. The "Shareholder Approval Trigger Date" is defined as any date following the Anniversary Date and after the date (i) on which holders have in the aggregate converted more than 50% of (x) the original face amount of all Series B Preferred Stock, or
(y) to the extent Series C Preferred Stock is outstanding, the sum of the original face amount of both Series B Preferred Stock and Series C Preferred Stock, and (ii) on which the sum of (a) the number of shares of Common Stock issued upon conversion of the Series B Preferred Stock, plus (b) the number of shares of Common Stock issuable upon conversion of the then outstanding Series B Preferred Stock at the Market Price on the date of calculation, plus
(c) the number of shares of Common Stock, if any, issued upon conversion and/or exercise of Series C Preferred Stock and Warrants issued therewith, plus (d) the number of shares of Common Stock, if any, issuable upon conversion and/or exercise of Series C Preferred Stock and Warrants issued therewith at a conversion price that could be in effect on the date of calculation, which is in the aggregate in excess of 20% of the outstanding shares of Common Stock on the date of issuance of the Series B Preferred Stock.

     Unless the Company has obtained the Share Limit Waiver prior to the date the Maximum Share Amount of Common Stock has been issued, the Company is required to redeem all of the outstanding shares of Series B Preferred Stock for an amount equal to the face amounts thereof within ninety (90) days of the date that the Maximum Share Amount of Common Stock has been issued. In addition, upon the occurrence of certain Redemption Events (as such term is defined below) the holders of the Series B Preferred Stock are entitled to require the Company to purchase all of the shares of Series B Preferred Stock for an amount equal to the greater of (i) the Parity Value (as such term is defined below) of the shares to be so redeemed and (ii) 130% of the face amount of such shares plus all other amounts payable thereon. "Redemption Events" are defined to include the following: (i) the Company's failure to (a) remove any restrictive legend on any certificate of shares of Common Stock issued upon conversion of the Series B Preferred Stock or Series C Preferred Stock or (b) transfer such certificates to the transfer agent; (ii) the Company's failure to fulfill its obligations to (a) reserve a sufficient number of shares of Common Stock to provide for the full conversion of all outstanding Preferred Stock and exercise of the Warrants issued therewith or (b) for a period of the later of six months after the effective date of the Registration Statement (as defined below) and September 3, 1999, not issue securities, subject to certain exceptions, at a price below fair market value or which are convertible for an indeterminate number of shares of Common Stock; (iii) the Company's failure to make any required redemption payment; or (iv) with respect to the registration statement filed with the Commission under the Securities Act with respect to the shares of Common Stock issuable upon conversion of the Series B Preferred Stock (the "Registration Statement") (a) the Company's failure to amend or supplement the prospectus included therein for more than forty-five (45) consecutive days or an aggregate of seventy-five (75) days in any twelve (12) month period after such Registration Statement has been declared effective or (b) the Common Stock is not listed or included for quotation on a national exchange or that trading is halted for an aggregate twenty (20) business days in any twelve (12) month period. The Company may also be subject to an obligation to pay the holders certain monetary penalties as a result of certain of the foregoing described events. The "Parity Value" is defined as the product of (i) the number of shares of Common Stock issuable upon conversion of the shares of Preferred Stock for which conversion is requested and (ii) the highest closing bid price for the Common Stock during the period beginning on the date of the Redemption Event and ending on such date of redemption.

     Subject to certain limitations, on September 3, 2001, all outstanding shares of Series B Preferred Stock are mandatorily redeemable at the Company's election (i) in cash equal to the aggregate face amount thereof and any other payments due thereon, or (ii) by delivery of the number of shares of Common Stock issuable upon conversion at the then applicable Series B Conversion Price.

     The holders of Series B Preferred Stock are entitled to certain rights, subject to certain limitations, including certain antidilution rights triggered upon certain events which would require the Company to issue additional shares of Common Stock upon conversion of the Series B Preferred Stock, certain liquidation preferences and rights with regard to participating in the Company's subsequent securities offerings.

     SERIES C PREFERRED STOCK. The Company has agreed to issue 3,000 shares of Series C Preferred Stock and the holders of Series B Preferred Stock have agreed to purchase such shares in a second closing following the issuance of the Series B Preferred Stock (the "Second Closing Date") pursuant to the Securities Purchase Agreement, subject to certain closing conditions, including that during any fifteen (15) consecutive trading day period ending not more than four (4) business days prior to June 3, 1999, the average closing bid price of the Company's Common Stock is greater than or equal to $8.00 per share. The Series C Preferred Stock has substantially the same terms as the Series B Preferred Stock except that (i) the Closing Price (as defined pursuant to the provisions of the Series C Preferred Stock) shall be based on the average closing bid price for the three trading days immediately preceding the Second Closing Date, and (ii) the number of shares issuable upon conversion of the Series C Preferred Stock is based on the different Closing Prices of each such series of Preferred Stock. The shares of Series C Preferred Stock have the same Anniversary Date (as defined in the terms of such Preferred Stock) and are mandatorily redeemable on the same date as the Series B Preferred Stock. The Company has also agreed to issue Warrants for 75,000 shares of Common Stock in connection with the issuance of the Series C Preferred Stock with an exercise price equal to 125% of the Conversion Price of the Series C Preferred Stock.

OPTIONS AND WARRANTS

     As of the date of this Prospectus, the Company had outstanding options to purchase up to an aggregate of 694,105 shares of Common Stock to directors, officers, non-employees from $1.875 to $8.50 per share and options for 83,667 shares of Common Stock have been exercised.

     As of the date of this Prospectus, the Company had outstanding warrants to purchase up to an aggregate of 900,456 shares of Common Stock, which were issued as compensation to placement agents and substantial investors in previous rounds of financing at exercise prices ranging from $1.875 to $9.00 per share.

REGISTRATION RIGHTS

     Under the terms of agreements between the Company and the holders of warrants to purchase up to 472,207 shares of Common Stock issued in connection with previous financings, if the Company proposes to register any of its securities under the Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of Common Stock of the Company held by such holders therein. Furthermore, such holders may, under certain circumstances, require the Company to file additional registration statements at the Company's expense. These rights are subject to certain conditions and limitations, among them the right of the underwriters of a public offering to limit the number of shares included in such registration in certain circumstances.

     In connection with the Securities Purchase Agreement, the Company entered into a Registration Rights Agreement dated September 3, 1998 which provides the holders of Registrable Securities certain registration rights including (i) the filing of the Registration Statement, of which this prospectus forms a part for the registration of the resale of the Registrable Securities, which the Company must keep effective until the earlier of (a) the date all holders may sell all of the shares of Common Stock issued or issuable with respect to the Preferred Stock immediately without compliance with the registration requirements of the Securities Act and without restriction (including without limitation as to volume by each Selling Shareholder) as to the number of shares to be sold pursuant to Rule 144, or (b) the date all Registrable Securities have been sold and no further Registrable Securities may be issued in the future (the "Registration Period"), and (ii) at any time during the Registration Period that the Registration Statement is not effective, the right to include the Registrable Securities in any registration by the Company of its securities for its own account or the account of others, subject to certain limitations.

ANTI-TAKEOVER PROVISIONS OF THE MINNESOTA BUSINESS CORPORATION ACT; ARTICLES OF INCORPORATION

     Certain provisions of Minnesota law and the Company's Articles of Incorporation could have an antitakeover effect. These provisions provide management some degree of flexibility to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board and to discourage an unsolicited takeover of the Company, if the Board determines that such a takeover is not in the best interest of the Company and its shareholders. However, these provisions may have the effect of discouraging certain attempts to acquire the Company which could deprive the Company's shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

     Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to acquisitions of more than 20% of the Company's voting securities (a "control share acquisition"). Section 302A.671 requires that any such control share acquisition be approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote as measured by both including all shares held by the acquiring person and excluding all interested shares. In general, shares acquired without such approval are denied voting rights and are redeemable by the Company at their then fair market value within 30 days after (i) the acquiring person has failed to deliver a timely information statement to the Company, or (ii) the date the shareholders voted not to grant voting rights to the acquiring person's shares.

     Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by the Company, or any subsidiary of the Company, with any shareholder or their affiliate within four years following such shareholder's share acquisition date, unless the business combination is approved by the majority of a committee comprised of the disinterested members of the Company's Board of Directors.

     In addition, the existence of undesignated Preferred Stock in the Articles of Incorporation allows the Board of Directors of the Company, without further shareholder action, to issue preferred stock with, among others, rights to vote for the election of directors of the Company and in the amounts that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, counsel to the Company.

                                    EXPERTS

     The financial statements of the Company as of January 3, 1998 and December 31, 1996, and for each of the three years in the period ended January 3, 1998 and cumulative for the period from inception (December 22, 1993) to January 3, 1998 incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report which includes an explanatory paragraph that describes the going concern assumption discussed in Note 1 to the financial statements.

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     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE BY THIS
PROSPECTUS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF OR OFFER TO SELL THE SHARES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
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
                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
Available Information. . . . . . . . . . . . . . . . . . . . . . . .      2
Incorporation of Certain Documents By Reference. . . . . . . . . . .      2
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . .     10
Selling Shareholders . . . . . . . . . . . . . . . . . . . . . . . .     11
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . .     13
Description of Capital Stock . . . . . . . . . . . . . . . . . . . .     15
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . .     19
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     19






                              EXCELSIOR-HENDERSON

                            MOTORCYCLE MANUFACTURING

                                    COMPANY




                                4,169,917 SHARES

                                       OF

                                  COMMON STOCK



                            -------------------------
                                   PROSPECTUS
                            -------------------------












                                October 9, 1998
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